UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2021

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNV	Argentine Securities Commission
CSJN	Argentine Supreme Court
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standards Board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
MEGSA	Mercado Electrónico del Gas S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
RTI	Integral Tariff Review
SE	Secretariat of Energy
SEE	Secretariat of Electric Energy
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
SRH	Hydrocarbon Resources Secretariat
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
TFN	National Fiscal Tribunal
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Transportation system entry point
UHaF	Under-Secretariat of Hydrocarbons and Fuels
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 45

Beginning on January 1, 2021

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2021 AND DECEMBER 31, 2020 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	Notes	March 31, 2021	December 31, 2020
ASSETS
Noncurrent Assets
Intangible assets	8	42,266	39,119
Property, plant and equipment	9	1,482,277	1,379,527
Right-of-use assets	10	48,384	44,081
Investments in associates and joint ventures	11	119,669	107,112
Deferred income tax assets, net	17	2,690	2,629
Other receivables	13	14,952	14,657
Trade receivables	14	5,179	8,531

Total noncurrent assets		1,715,417	1,595,656

Current Assets
Assets held for disposal		540	494
Inventories	12	111,343	100,137
Contract assets	24	394	871
Other receivables	13	47,419	34,369
Trade receivables	14	118,795	108,146
Investment in financial assets	7	35,127	28,934
Cash and cash equivalents	15	56,276	54,618

Total current assets		369,894	327,569

TOTAL ASSETS		2,085,311	1,923,225

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,467	10,385
Reserves, other comprehensive income and retained earnings		729,649	666,845

Shareholders’ equity attributable to shareholders of the parent company		740,116	677,230

Non-controlling interest		6,772	6,165

TOTAL SHAREHOLDERS’ EQUITY		746,888	683,395

LIABILITIES
Noncurrent Liabilities
Provisions	16	205,867	186,488
Deferred income tax liabilities, net	17	130,144	119,609
Income tax liability	17	3,442	3,571
Taxes payable	18	201	215
Salaries and social security	19	4,203	3,860
Lease liabilities	20	27,387	24,172
Loans	21	602,830	527,575
Other liabilities	22	1,429	2,961
Accounts payable	23	958	710

Total noncurrent liabilities		976,461	869,161

Current Liabilities
Provisions	16	6,652	6,133
Contract liabilities	24	5,799	6,824
Income tax liability	17	946	740
Taxes payable	18	24,671	15,764
Salaries and social security	19	13,769	14,934
Lease liabilities	20	23,015	22,098
Loans	21	109,085	150,731
Other liabilities	22	9,087	9,062
Accounts payable	23	168,938	144,383

Total current liabilities		361,962	370,669

TOTAL LIABILITIES		1,338,423	1,239,830

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,085,311	1,923,225

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)
(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the three-month period ended March 31,
Net income	Notes	2021	2020
Revenues	24	234,890	174,670
Costs	25	(198,531)	(145,914)

Gross profit		36,359	28,756

Selling expenses	26	(19,945)	(13,876)
Administrative expenses	26	(9,125)	(6,749)
Exploration expenses	26	(159)	(716)
Other net operating results	27	(276)	7,383

Operating profit		6,854	14,798

Income from equity interests in associates and joint ventures	11	5,116	1,420
Financial income	28	22,347	20,806
Financial loss	28	(32,323)	(30,134)
Other financial results	28	5,685	(1,293)

Net financial results	28	(4,291)	(10,621)

Net profit before income tax		7,679	5,597

Income tax	17	(9,926)	754

Net (loss) / profit for the period		(2,247)	6,351

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(3,165)	(1,813)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		4,703	2,194
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		64,120	42,893

Other comprehensive income for the period		65,658	43,274

Total comprehensive income for the period		63,411	49,625

Net (loss) / profit for the period attributable to:
Shareholders of the parent company		(2,066)	6,212
Non-controlling interest		(181)	139
Other comprehensive income for the period attributable to:
Shareholders of the parent company		64,870	42,848
Non-controlling interest		788	426
Total comprehensive income for the period attributable to:
Shareholders of the parent company		62,804	49,060
Non-controlling interest		607	565
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	(5.26)	15.83

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31, 2021
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	6,088	7	13	(144)	502	(647)	640	10,385
Accrual of share-based benefit plans (3)	—	—	—	—	119	—	—	—	119
Settlement of share-based benefit plans (2)	—	—	—	—	(27)	(4)	(6)	—	(37)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,926	6,088	7	13	(52)	498	(653)	640	10,467

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	3,700	8,934	550	721,303		(69,649)	677,230	6,165	683,395
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	119	—	119
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(37)	—	(37)
Other comprehensive income	—	—	—	—	64,870		—	64,870	788	65,658
Net loss	—	—	—	—	—		(2,066)	(2,066)	(181)	(2,247)

Balance at the end of the period	2,007	3,700	8,934	550	786,173	(1)	(71,715)	740,116	6,772	746,888

(1)

Includes 797,612 corresponding to the effect of the translation of the financial statements of YPF and, (41,857) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 30,418 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020 (UNAUDITED) (Cont.)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31, 2020
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572
Accrual of share-based benefit plans (3)	—	—	—	—	147	—	—	—	147
Settlement of share-based benefit plans (2)	—	—	—	—	(12)	12	(3)	—	(3)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	252	189	(399)	640	10,716

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	2,500	44,255	500	516,786		(34,071)	542,549	5,550	548,099
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	147	—	147
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(3)	—	(3)
Other comprehensive income	—	—	—	—	42,848		—	42,848	426	43,274
Net income	—	—	—	—	—		6,212	6,212	139	6,351

Balance at the end of the period	2,007	2,500	44,255	500	559,634	(1)	(27,859)	591,753	6,115	597,868

(1)

Includes 571,038 corresponding to the effect of the translation of the financial statements of YPF and, (31,504) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 20,100 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31,
	2021	2020
Cash flows from operating activities
Net (loss) / income	(2,247)	6,351
Adjustments to reconcile net (loss) / income to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(5,116)	(1,420)
Depreciation of property, plant and equipment	60,875	43,636
Depreciation of right-of-use assets	4,214	4,752
Amortization of intangible assets	1,042	669
Retirement of property, plant and equipment and intangible assets and consumption of materials	7,369	4,737
Charge on income tax	9,926	(754)
Net increase in provisions	5,723	3,862
Exchange differences, interest and other	3,814	9,840
Share-based benefit plans	119	147
Accrued insurance	—	(458)
Result from debt exchange	(1,855)	—
Result from the assignment of areas	—	(6,356)
Changes in assets and liabilities:
Trade receivables	1,816	15,390
Other receivables	(8,263)	(3,995)
Inventories	(2,247)	(10,952)
Accounts payable	16,880	(3,406)
Taxes payables	8,067	365
Salaries and social security	(2,449)	(1,775)
Other liabilities	(2,377)	173
Decrease in provisions included in liabilities due to payment/use	(1,821)	(1,351)
Contract assets	480	(517)
Contract liabilities	(611)	86
Dividends received	28	130
Proceeds from collection of lost profit insurance	12	247
Income tax payments	(129)	(446)

Net cash flows from operating activities (1) (2)	93,250	58,955

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(43,640)	(48,540)
Proceeds from sales of financial assets	9,256	—
Payments from purchase of financial assets	(13,094)	—
Interests received from financial assets	1,172	—
Sale of interest in areas	—	6,356

Net cash flows used in investing activities	(46,306)	(42,184)

Financing activities: (3)
Payments of loans	(47,468)	(20,964)
Payments of interests	(17,663)	(16,043)
Proceeds from loans	25,713	25,221
Payments of leases	(6,783)	(5,936)
Payments of interests in relation to income tax	(7)	(264)

Net cash flows used in financing activities	(46,208)	(17,986)

Translation differences of cash and cash equivalents	922	4,247

Net Increase in cash and cash equivalents	1,658	3,032

Cash and cash equivalents at the beginning of the fiscal year	54,618	66,100
Cash and cash equivalents at the end of the fiscal year	56,276	69,132

Net Increase in cash and cash equivalents	1,658	3,032

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)

Includes 3,627 and 1,963 for the three-month period ended March 31, 2021 and 2020, respectively, for payment of short-term leases and of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month period ended March 31,
	2021	2020
Unpaid acquisitions of property, plant and equipment and concession extension liabilities	16,674	12,146
Additions of right-of-use assets	7,020	2,228
Capitalization of depreciation of right-of-use assets	873	881
Capitalization of financial accretion for lease liabilities	293	217

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF (“YPF” or the “Company”) Sociedad Anónima is a stock corporation (Sociedad Anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of March 31, 2021:

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 34.h to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of March 31, 2021, the Group carries out its operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and production areas in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the three-month period ended March 31, 2021 are presented in accordance with International Accounting Standard (“IAS”) No. 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2020 (the “annual consolidated financial statements”) presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Moreover, some additional information required by the LGS 19,550 and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 11, 2021.

These condensed interim consolidated financial statements corresponding to the three-month period ended on March 31, 2021 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Loss for the three-month period ended on March 31, 2021 does not necessarily reflect the proportion of the Group’s full-year Net Loss or Profit.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 17.

Functional and presentation currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar (“dollar”) as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Argentinian Pesos (“pesos”).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the Peso as functional currency were translated into dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as of January 1, 2021

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2021, as specified in Note 2.b.26 to the annual consolidated financial statements.

Standards and interpretations issued as from January 1, 2021 by the IASB whose implementation is not mandatory as of the closing of these condensed interim consolidated financial statements and, therefore, have not been adopted by the Group

•	Amendments to IAS 8 – Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, related to the definition of accounting estimates, effective for fiscal years beginning on or after January 1, 2023, on changes in accounting policies and estimates occurring as of such date, allowing for their early application.

The amendments include the definition of the concept of accounting estimates in order to help entities to distinguish between accounting policies and accounting estimates—as the previous definition was interrelated to the definition of accounting policy and could lead to an error—defining accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”.

The IASB clarifies that changes in accounting estimates are accounted for prospectively, and if such changes are based both on new information which was not available when the previous measurements were made, as well as changes affecting the variables used in such estimate, they should not be treated as the correction of an error.

The Group anticipates the implementation of such amendments will not significantly affect its financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued the following amendments to IAS 1, related to material accounting policies, applicable to fiscal years beginning on or after January 1, 2023, allowing their early application:

•	The term significant accounting policies is replaced with material accounting policies.

•	Guidance and explanatory guidance are added to help entities identify the material accounting policies required to be disclosed.

•

Accounting policies may be material, regardless of the magnitude of the amounts involved, and therefore, the nature of such policies, as well as certain conditions, such as whether they are related to the full understanding of another accounting policy deemed material, should be analyzed.

•	If the entity discloses accounting policies deemed immaterial, such disclosure should not lead to confusion.

The Group anticipates the implementation of these amendments will not significantly affect its financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IFRS 16 – Reductions in lease payments related to COVID-19 as from June 2021

In March, 2021, the IASB issued amendments applicable to fiscal periods beginning on or after 1 April, 2021, allowing their early implementation.

A lessee may decide to account for changes in lease payments as a consequence of COVID-19 pandemic arising from rent reductions in the same way it would account for the change applying IFRS 16, as if such change were not a lease modification.

This option exclusively applies to rent reductions only as a direct consequence of the COVID-19 pandemic and provided they meet the following conditions:

(i) any change in lease payments results in revised consideration for the lease that is substantially the same, or lower than, the consideration for the lease immediately preceding the change;

(ii) any reduction in lease payments affects only payments originally due until June 30, 2022 (for example, a rent reduction would meet this condition if it results in reduced lease payments until June 30, 2022 and increased lease payments beyond June 30, 2022); and

(iii) there is no significant change in the terms and conditions of the lease.

The Group expects the implementation of these amendments will have no significant impact on its financial statements.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements.

Considerations concerning COVID-19 and the current economic environment

Since the beginning of 2020, the world experienced the outbreak of a virus that causes potentially deadly respiratory infections (COVID-19), which has adversely affected demand for refined products in geographical areas where the most relevant measures were implemented to control the virus’ spread, which caused a lower global demand for refined products and an abnormally high volatility in this commodity.

Since the third quarter of 2020, the country resumed partially its social and economic activities, and therefore, the demand for fuels, which had significantly declined at the beginning of the pandemic, increased. In April 2021, the volumes of recurring sales of fuels (gasoline and diesel) and jet were reduced by 8% and 70%, respectively, compared to pre-pandemic levels. Even though sales rose significantly, current activity levels are still below normal values, affecting the Group’s comprehensive results and cash flows.

In April 2021, due to an increase in positive cases across the country, the government imposed new restrictions on circulation and certain activities.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

As of the date of these condensed interim consolidated financial statements, due to the uncertainties inherent to the scale and duration of the COVID-19 pandemic and the measures implemented to contain its spread, it is not reasonably possible to estimate the final impact this pandemic will have on the world’s economy and its financial markets, on Argentina’s economy, and consequently, on the Group’s comprehensive results, cash flows and financial position of the Group, or its effect on access to debt markets, the contractual position with certain counterparties (including as a result of events of force majeure or other similar events under the Group’s contracts), among others.

As mentioned above, the valuation of certain assets and liabilities is subject to a higher level of uncertainty, which is why the current economic context was considered in the evaluation of estimates and accounting judgments described in Note 2.c to the annual consolidated financial statements.

The Management of the Company has contemplated the impact of COVID-19 and current economic environment when preparing these consolidated financial statements and continues to consider it appropriate to adopt the going-concern basis of accounting for their presentation and valuation.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2020 and to the three-month period ended on March 31, 2020 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, certain additional disclosures of non-significant information have been made.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment.

Therefore, the Group is subject to seasonal fluctuations in its sales volumes and sales prices, with higher natural gas sales in winter mainly due to a higher price. Also, seasonal fluctuations may affect the Group’s gas production levels due to production cuts in non-winter periods.

4.	ACQUISITIONS AND DISPOSITIONS

•	Assignment of CAN 100 exploration permit (offshore)

As mentioned in Note 3 to the annual consolidated financial statements, in January 2021, YPF and Shell Argentina S.A. (“Shell Argentina”) and Equinor and Shell Argentina, executed the agreements under which YPF and Equinor transferred to Shell Argentina a 15% interest in CAN 100 area, respectively, YPF maintaining a 35% interest in each area. The effectiveness of such agreements was subject to certain precedent conditions, including the approval of the assignments by the SE, which were authorized by the SE on April 23, 2021. This assignment required Shell Argentina’s payment of the outstanding price amounting to US$ 5 million, which was received by YPF.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2021, there were no significant changes in the administration or risk management policies implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 15, 31 and 32 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

5.	FINANCIAL RISK MANAGEMENT (Cont.)

As of March 31, 2021, the Group had exceeded the leverage ratio required under the covenants, and therefore, even though there is no acceleration of maturities of due amounts or restrictions to refinance existing loans, the Group has certain limitations in its capacity to incur further debt. However, there are certain exceptions that might allow the Group sufficient flexibility to manage its debt.

Additionally, it should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the debt and interest service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of March 31, 2021.

6.	SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas and LNG transport and commercialization to third parties (for the three-month period ended as of March 31, 2020) and the Downstream segment, (ii) the commercial and technical operation of the LNG regasification terminal in Escobar, by hiring one regasification vessel, and (iii) the natural gas distribution.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 34.g to the annual consolidated financial statements), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Aviation, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, nor do they constitute reportable business segments, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments (1)	Total
For the three-month period ended March 31, 2021
Revenues from sales	1,998		30,293	199,915	4,901	(2,217)	234,890
Revenues from intersegment sales	108,367		2,673	1,429	8,091	(120,560)	—

Revenues	110,365		32,966	201,344	12,992	(122,777)	234,890

Operating profit / (loss)	1,632		(2,827)	17,601	(3,703)	(5,849)	6,854
Income from equity interests in associates and joint ventures	—		3,861	1,255	—	—	5,116
Depreciation of property, plant and equipment	48,702	(2)	584	9,815	1,774	—	60,875
Impairment of property, plant and equipment and intangible assets	—		—	—	—	—	—
Acquisition of property, plant and equipment	37,589		360	4,544	622	—	43,115
Assets	978,593		224,735	725,083	162,674	(5,774)	2,085,311

For the three-month period ended March 31, 2020
Revenues from sales	824		27,598	143,876	4,204	(1,832)	174,670
Revenues from intersegment sales	80,005		1,679	857	6,675	(89,216)	—

Revenues	80,829		29,277	144,733	10,879	(91,048)	174,670

Operating profit / (loss)	664		(1,100)	4,133	(3,452)	14,553	14,798
Income from equity interests in associates and joint ventures	—		937	483	—	—	1,420
Depreciation of property, plant and equipment	35,195	(2)	405	6,999	1,037	—	43,636
Acquisition of property, plant and equipment	29,274		847	5,201	1,424	—	36,746

As of December 31, 2020
Assets	914,257		209,225	646,589	152,816	338	1,923,225

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of March 31, 2021 and December 31, 2020, and their allocation to their fair value levels:

	As of March 31, 2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1) (2)
- Public securities	8,942	—	—	8,942

	8,942	—	—	8,942

Cash and cash equivalents:
- Mutual funds	37,175	—	—	37,175

	37,175	—	—	37,175

	46,117	—	—	46,117

	As of December 31, 2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1) (2)
- Public securities	9,882	—	—	9,882

	9,882	—	—	9,882

Cash and cash equivalents:
- Mutual funds	34,586	—	—	34,586

	34,586	—	—	34,586

	44,468	—	—	44,468

(1)	Additionally, the Group has as financial assets measured at amortized cost Treasury Bills and terms deposits of 26,185 as of March 31, 2021, and Treasury Bills of 19,052 as of December 31, 2020.
(2)	Granted guarantees for contractual commitments with Exmar. See Note 33.e and 33.f to the annual consolidated financial statements .

The Group has no financial liabilities measured at fair value.

Fair value estimates

For the three-month period ended March 31, 2021, changes in business or economic circumstances did not significantly affect the fair value of the Group’s financial assets and liabilities, whether measured at fair value or amortized cost.

During the three-month period ended March 31, 2021, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 519,846 and 560,267 as of March 31, 2021 and December 31, 2020, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.	INTANGIBLE ASSETS

	March 31, 2021	December 31, 2020
Net book value of intangible assets	44,933	41,245
Provision for impairment of intangible assets	(2,667)	(2,126)

	42,266	39,119

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

8.	INTANGIBLE ASSETS (Cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2021 and the year ended December 31, 2020 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	51,936	16,655	24,303	92,894
Accumulated amortization	34,290	—	20,996	55,286

Balance as of December 31, 2019	17,646	16,655	3,307	37,608

Cost
Increases	1,049	715	870	2,634
Translation effect	21,213	6,528	8,768	36,509
Adjustment for inflation (1)	—	—	1,070	1,070
Decreases, reclassifications and other movements	(1)	(10,462)	319	(10,144)
Accumulated amortization
Increases	2,659	—	769	3,428
Translation effect	14,395	—	8,358	22,753
Adjustment for inflation (1)	—	—	251	251
Decreases, reclassifications and other movements	—	—	—	—
Cost	74,197	13,436	35,330	122,963
Accumulated amortization	51,344	—	30,374	81,718

Balance as of December 31, 2020	22,853	13,436	4,956	41,245

Cost
Increases	328	34	62	424
Translation effect	6,964	1,259	3,414	11,637
Adjustment for inflation (1)	—	—	514	514
Decreases, reclassifications and other movements	—	—	—	—
Accumulated amortization
Increases	809	—	233	1,042
Translation effect	4,827	—	2,898	7,725
Adjustment for inflation (1)	—	—	120	120
Decreases, reclassifications and other movements	—	—	—	—
Cost	81,489	14,729	39,320	135,538
Accumulated amortization	56,980	—	33,625	90,605

Balance as of March 31, 2021	24,509	14,729	5,695	44,933

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2021	December 31, 2020
Net book value of property, plant and equipment	1,561,327	1,456,148
Provision for obsolescence of materials and equipment	(12,320)	(11,267)
Provision for impairment of property, plant and equipment	(66,730)	(65,354)

	1,482,277	1,379,527

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	77,193	2,688,553	472,630	27,042	62,423	194,585	11,386	41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588	261,965	17,951	—	—	—	35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	210,665	9,091	62,423	194,585	11,386	5,900	25,864	20,766	12,665	1,156,950

Cost
Increases	62	(13,412)	1,724	119	33,422	72,162	152	121	—	1,587	341	96,278
Translation effect	27,498	1,110,354	194,960	10,051	24,712	61,134	2,605	17,133	30,261	—	14,969	1,493,677
Adjustment for inflation (1)	3,600	—	—	902	421	2,575	—	537	—	16,134	3,416	27,585
Decreases, reclassifications and other movements	(589)	93,720	13,872	205	(31,252)	(106,547)	(10,245)	3,997	6,023	1,735	(516)	(29,597)

Accumulated depreciation
Increases	2,054	171,786	27,195	1,679	—	—	—	4,092	4,493	1,287	1,727	214,313
Translation effect	13,013	896,732	111,376	6,905	—	—	—	14,394	18,791	—	11,135	1,072,346
Adjustment for inflation (1)	1,801	—	—	524	—	—	—	489	—	8,629	2,497	13,940
Decreases, reclassifications and other movements	(1,647)	(8,915)	—	(360)	—	—	—	(117)	(25)	(221)	(569)	(11,854)

Cost	107,764	3,879,215	683,186	38,319	89,726	223,909	3,898	62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191	400,536	26,699	—	—	—	53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	282,650	11,620	89,726	223,909	3,898	8,830	38,889	30,527	16,085	1,456,148

Cost
Increases	205	—	313	10	11,306	31,019	169	19	—	—	74	43,115
Translation effect	8,970	362,688	63,995	3,245	7,627	19,526	332	5,687	10,058	—	4,830	486,958
Adjustment for inflation (1)	1,697	—	—	429	190	1,287	—	261	—	8,301	1,681	13,846
Decreases, reclassifications and other movements	110	15,472	756	(129)	(10,926)	(15,813)	(1,490)	2,162	1,348	761	(50)	(7,799)

Accumulated depreciation
Increases	560	53,345	7,711	457	—	—	—	1,217	1,403	405	523	65,621
Translation effect	4,197	299,547	37,707	2,296	—	—	—	4,900	6,362	—	3,712	358,721
Adjustment for inflation (1)	879	—	—	277	—	—	—	238	—	4,348	1,287	7,029
Decreases, reclassifications and other movements	1	11	—	(107)	—	—	—	(6)	(4)	(211)	(114)	(430)

Cost	118,746	4,257,375	748,250	41,874	97,923	259,928	2,909	70,934	117,825	73,161	71,451	5,860,376
Accumulated depreciation	57,411	3,538,094	445,954	29,622	—	—	—	60,324	75,291	38,114	54,239	4,299,049

Balance as of March 31, 2021	61,335	719,281	302,296	12,252	97,923	259,928	2,909	10,610	42,534	35,047	17,212	1,561,327

(1)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost of loans as part of the cost of the assets. For the three-month period ended March 31, 2021 and 2020, the rate of capitalization was 8.66% and 10.58%, respectively, and the amount capitalized amounted to 250 and 246, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended on March 31, 2021 and the year ended December 31, 2020:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2019	6,610
Increase charged to loss	1,977
Decreases charged to profit	(1)
Amounts incurred due to utilization	(6)
Translation differences	2,687

Balance as of December 31, 2020	11,267

Increase charged to loss	2
Decreases charged to profit	—
Amounts incurred due to utilization	(1)
Translation differences	1,052

Balance as of March 31, 2021	12,320

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended on March 31, 2021 and the year ended December 31, 2020:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2019	81,329
Increase charged to loss (1)	57,920
Decreases charged to profit (1)	(66,170)
Amounts incurred due to utilization	(1,250)
Depreciation (2)	(42,861)
Translation differences	36,386
Adjustment for inflation	—

Balance as of December 31, 2020	65,354

Increase charged to loss	—
Decreases charged to profit	—
Amounts incurred due to utilization	(7)
Depreciation (2)	(4,746)
Translation differences	6,141
Adjustment for inflation	(12)

Balance as of March 31, 2021	66,730

(1)	See Note 2.c to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 26.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

10.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment		Gas stations	Transportation equipment	Total
Cost	1,026	23,286	32,966		5,423	13,182	75,883
Accumulated depreciation	253	6,682	3,741		777	3,039	14,492

Balance as of December 31, 2019	773	16,604	29,225		4,646	10,143	61,391

Cost
Increases	11	4,116	4,781		97	2,416	11,421
Translation differences	396	9,187	11,275		1,863	5,374	28,095
Adjustment for inflation (1)	7	—	—		321	—	328
Decreases, reclassifications and other movements	(90)	(9,212)	(23,984	)(1)	—	(1,771)	(35,057)

Accumulated depreciation
Increases	325	7,315	6,336		973	6,713	21,662
Translation differences	155	3,675	2,497		380	2,525	9,232
Adjustment for inflation (1)	5	—	—		68	—	73
Decreases, reclassifications and other movements	(10)	(5,260)	(2,833	)(1)	—	(767)	(8,870)

Cost	1,350	27,377	25,038		7,704	19,201	80,670
Accumulated depreciation	728	12,412	9,741		2,198	11,510	36,589

Balance as of December 31, 2020	622	14,965	15,297		5,506	7,691	44,081

Cost
Increases	2	865	447		418	5,288	7,020
Translation differences	122	2,577	2,316		586	1,785	7,386
Adjustment for inflation (1)	5	—	—		152	—	157
Decreases, reclassifications and other movements	—	(563)	(419)		(329)	(1,113)	(2,424)

Accumulated depreciation
Increases	78	1,492	1,560		243	1,714	5,087
Translation differences	68	1,207	960		164	1,135	3,534
Adjustment for inflation (1)	4	—	—		62	—	66
Decreases, reclassifications and other movements	—	(157)	(126)		(29)	(539)	(851)
	—	—	—		—	—	—

Cost	1,479	30,256	27,382		8,531	25,161	92,809
Accumulated depreciation	878	14,954	12,135		2,638	13,820	44,425

Balance as of March 31, 2021	601	15,302	15,247		5,893	11,341	48,384

(1)	Corresponds to adjustments for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Amount of investments in associates	11,696	9,938
Amount of investments in joint ventures	107,985	97,186
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	119,669	107,112

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the three-month period ended March 31, 2021 and the year ended December 31, 2020 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2019	67,590
Income on investments in associates and joint ventures	13,270
Translation differences	26,458
Distributed dividends	(2,717)
Adjustment for inflation (1)	2,511

Balance as of December 31, 2020	107,112

Income on investments in associates and joint ventures	5,116
Translation differences	9,498
Distributed dividends	(2,750)
Adjustment for inflation (1)	693

Balance as of March 31, 2021	119,669

(1)

Corresponds to the recognition of the result for the net monetary position of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1 to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the three-month period ended March 31, 2021 and 2020. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month period ended March 31,		For the three-month period ended March 31,
	2021	2020	2021	2020
Net income	894	86	4,222	1,334
Other comprehensive income	864	795	9,327	4,530

Comprehensive income for the period	1,758	881	13,549	5,864

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of March 31, 2021 and December 31, 2020, as well as the results for the three-month period ended March 31, 2021 and 2020, are detailed below:

	March 31, 2021 (1)	December 31, 2020 (1)
Noncurrent assets	163,356	148,384
Current assets	28,192	30,659

Total assets	191,548	179,043

Noncurrent liabilities	75,314	70,190
Current liabilities	37,069	38,059

Total liabilities	112,383	108,249

Total shareholders’ equity	79,165	70,794

	For the three- month period ended March 31,
	2021 (1)	2020 (1)
Revenues	8,717	4,447
Costs	(4,271)	(2,018)

Gross profit	4,446	2,429

Operating profit	4,540	2,060
Income from equity interests in associates and joint ventures	(63)	82
Net financial results	(1,582)	427

Net profit before income tax	2,895	2,569

Income tax	(1,263)	(1,079)

Net profit	1,633	1,490

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

12.	INVENTORIES

	March 31, 2021		December 31, 2020
Refined products	66,719		59,971
Crude oil and natural gas	37,356		33,066
Products in process	1,885		1,966
Raw materials, packaging materials and others	5,383		5,134

	111,343	(1)	100,137	(1)

(1)	As of March 31, 2021, and December 31, 2020, the cost of inventories does not exceed their net realizable value.

13.	OTHER RECEIVABLES

	March 31, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Receivables from services	531	2,833	548	2,330
Tax credit and export rebates	10,422	10,078	9,283	10,060
Loans to third parties and balances with related parties (1)	906	3,869	814	997
Collateral deposits	565	3,814	2,062	2,152
Prepaid expenses	779	6,602	740	3,503
Advances and loans to employees	10	206	17	263
Advances to suppliers and custom agents (2)	—	11,914	—	8,525
Receivables with partners in JO	2,925	4,481	2,334	4,143
Insurance receivables	—	861	—	1,133
Miscellaneous	224	2,896	177	1,339

	16,362	47,554	15,975	34,445
Provision for other doubtful receivables	(1,410)	(135)	(1,318)	(76)

	14,952	47,419	14,657	34,369

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

14.	TRADE RECEIVABLES

	March 31, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	14,967	128,846	17,392	118,665
Provision for doubtful trade receivables	(9,788)	(10,051)	(8,861)	(10,519)

	5,179	118,795	8,531	108,146

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for three-month period ended on March 31, 2021 and for the fiscal year ended December 31, 2020:

	Provision for doubtful trade receivables
	Noncurrent		Current
Balance as of December 31, 2019	—		6,580

Increases charged to expenses	2,228		10,818
Decreases charged to income	—		(729)
Amounts incurred due to utilization	—		—
Reclassifications and other movements	6,633		(6,633)
Net exchange and translation differences	—		715
Result from net monetary position (1)	—		(232)

Balance as of December 31, 2020	8,861	(2)	10,519

Increases charged to expenses	927		1,011
Decreases charged to income	—		(623)
Amounts incurred due to utilization	—		(1,005)
Reclassifications and other movements	—		(58)
Net exchange and translation differences	—		246
Result from net monetary position (1)	—		(39)

Balance as of March 31, 2021	9,788	(2)	10,051

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)

Includes 8,861 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1053/2018. See Note 34.f. to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

15.	CASH AND CASH EQUIVALENTS

	March 31, 2021	December 31, 2020
Cash and banks	15,739	14,843
Short-term investments	3,362	5,189
Financial assets at fair value with changes in results(1)	37,175	34,586

	56,276	54,618

(1)	See Note 7.

16.	PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2021 and for the fiscal year ended December 31, 2020 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Balance as of December 31, 2019	43,833	1,285	3,828	1,910	97,107	2,265	144,768	5,460

Increases charged to expenses	8,917	219	3,428	—	11,117	—	23,462	219
Decreases charged to income	(6,331)	(1,039)	(224)	—	(5,249)	—	(11,804)	(1,039)
Amounts incurred due to utilization	(43)	(132)	—	(1,330)	—	(1,298)	(43)	(2,760)
Reclassifications and other movements	(5,447)	1,103	(2,026)	2,026	(13,572)	(346)	(21,045)	2,783
Net exchange and translation differences	9,475	498	525	12	41,185	960	51,185	1,470
Result from net monetary position (1)	(35)	—	—	—	—	—	(35)	—

Balance as of December 31, 2020	50,369	1,934	5,531	2,618	130,588	1,581	186,488	6,133

Increases charged to expenses	1,289	130	324	—	3,483	—	5,096	130
Decreases charged to income	(175)	(379)	(9)	—	—	—	(184)	(379)
Amounts incurred due to utilization	—	(40)	—	(473)	—	(295)	—	(808)
Reclassifications and other movements	(482)	420	(545)	545	(294)	294	(1,321)	1,259
Net exchange and translation differences	3,306	165	149	3	12,332	149	15,787	317
Result from net monetary position (1)	1	—	—	—	—	—	1	—

Balance as of March 31, 2021	54,308	2,230	5,450	2,693	146,109	1,729	205,867	6,652

(1)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

Provisions for lawsuits, claims and environmental liabilities are described in Note 15 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2021 are described below:

16.a) Provision for lawsuits and contingencies

16.a.1) Claims arising from restrictions in the natural gas market

•	Transportadora de Gas del Norte S.A. (“TGN”)

On March 5, 2021, YPF answered the Appellate Brief filed by TGN in the case for contractual default.

As of the date of these condensed interim consolidated financial statements, the case for contractual default and the claim for damages were set for rendering judgment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

17.	INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected at the end of the fiscal year. The amounts calculated for income tax expense for the three-month period ended March 31, 2021 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the three-month period ended March 31, 2021 and 2020 is as follows:

	For the three-month period ended March 31,
	2021	2020
Current income tax	(357)	(435)
Deferred income tax	(9,569)	1,189

	(9,926)	754

The reconciliation between the charge to net income for income tax for the three-month period ended March 31, 2021 and 2020 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the three-month period ended March 31,
	2021	2020
Net income before income tax	7,679	5,597
Statutory tax rate	30%	30%

Statutory tax rate applied to net income before income tax	(2,304)	(1,679)
Effect of the valuation of property, plant and equipment and intangible assets, net	(1,477)	9,221
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	(4,250)	(681)
Effect of the valuation of inventories	(1,675)	(6,171)
Income on investments in associates and joint ventures	1,535	426
Effect of tax rate change (2)	(1,632)	(463)
Miscellaneous	(123)	101

Income tax	(9,926)	754

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remediation of deferred income tax at the current rate. See Notes 2.b.15 and 34.j to the annual consolidated financial statements.

The Group has classified 946 as current income tax payable, which mainly include 513 corresponding to the 12 installments related to the payment facility plan related to the dispute for cost deduction for hydrocarbon wells abandonment (see Note 15 to the annual consolidated financial statements). Also, the Group has classified 3,442 as non-current income tax payable, which mainly include 3,423 corresponding to the 80 installments related to the mentioned plan.

Breakdown of deferred tax as of March 31, 2021 and December 31, 2020 is as follows:

	March 31, 2021		December 31, 2020
Deferred tax assets
Provisions and other non-deductible liabilities	14,959		14,701
Tax losses carryforward	60,047		82,601
Miscellaneous	1,815		1,629

Total deferred tax assets	76,821		98,931

Deferred tax liabilities
Property, plant and equipment	(135,794)		(144,900)
Adjustment for tax inflation	(62,849)		(67,107)
Miscellaneous	(5,632)		(3,904)

Total deferred tax liabilities	(204,275)		(215,911)

Total Net deferred tax	(127,454	)(1)	(116,980	)(1)

(1)

Includes (1,031) and (1,957) as of March 31, 2021 and December 31, 2020, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

17.	INCOME TAX (Cont.)

The credit for the Group’s tax loss carry-forwards not recognized as of March 31, 2021 amounted to 1,861, maturing between 2021 and 2026. As of December 31, 2020 such credit amounted to 956, maturing between 2021 and 2025.

As of March 31, 2021 and December 31, 2020 the Group has classified as deferred tax assets 2,690 and 2,629, respectively, and as deferred tax liability 130,144 and 119,609, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of March 31, 2021 and December 31, 2020, the causes that generate charges to other comprehensive income, did not create temporary differences for income tax.

18.	TAXES PAYABLE

	March 31, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Value Added Tax	—	4,815	—	3,523
Withholdings and perceptions	—	2,918	—	227
Royalties	—	5,578	—	3,142
Tax on Fuels	—	8,505	—	3,886
Turnover tax	—	196	—	1,838
Miscellaneous	201	2,659	215	3,148

	201	24,671	215	15,764

19.	SALARIES AND SOCIAL SECURITY

	March 31, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Salaries and social security	—	3,558	—	3,318
Bonuses and incentives provision	—	1,778	—	4,403
Vacation provision	—	5,441	—	4,812
Other employee benefits (1)	4,203	2,992	3,860	2,401

	4,203	13,769	3,860	14,934

(1)	Includes the voluntary retirement plan executed by the Company.

20.	LEASE LIABILITIES

	March 31, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Lease liabilities	27,387	23,015	24,172	22,098

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2021 and for the fiscal year ended December 31, 2020, are as follows:

Lease liabilities
Balance as of December 31, 2019	61,780

Leases increase	11,421
Financial accretion	5,706
Leases decrease	(28,914)
Payments	(23,290)
Exchange and translation differences, net	19,548
Result from net monetary position (1)	19

Balance as of December 31, 2020	46,270

Leases increase	7,020
Financial accretion	1,207
Leases decrease	(1,589)
Payments	(6,783)
Exchange and translation differences, net	4,275
Result from net monetary position (1)	2

Balance as of March 31, 2021	50,402

(1)

Includes adjustment for inflation of opening balances of lease liabilities in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

21.	LOANS

			March 31, 2021		December 31, 2020
	Interest rate (1)	Maturity	Noncurrent	Current	Noncurrent	Current
Pesos:
Negotiable obligations (3)	16.50% - 44.06%	2021-2024	10,564	9,461	6,435	17,254
Export pre-financing	32.00% -43.50%	2021	—	6,778	—	5,465
Loans	33.00% -49.59%	2021-2024	7,390	9,086	5,375	6,818
Account overdraft	34.00% - 34.00%	2021	—	51	—	—

			17,954	25,376	11,810	29,537

Currencies other than the Peso:
Negotiable obligations (2)	0.00% - 10.00%	2022-2047	562,775	23,113	496,377	62,052
Export pre-financing	2.75% - 7.75%	2021-2022	13,785	26,266	12,608	25,662
Loans	0.91% - 8.97%	2021-2027	8,316	34,330	6,780	33,480

			584,876	83,709	515,765	121,194

			602,830	109,085	527,575	150,731

(1)	Nominal annual interest rate as of March 31, 2021.
(2)

Includes 28,936 and 20,946 as of March 31, 2021 and December 31, 2020, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(3)	Includes 4,602 of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

Set forth below is the evolution of the loans for three-month period ended on March 31, 2021 and for the fiscal year ended December 31, 2020:

Loans
Balance as of December 31, 2019	526,760

Proceed from loans	139,018
Payments of loans	(174,913)
Payments of interest	(60,681)
Accrued interest (1)	58,979
Net exchange differences and translation	187,455
Result from debt exchange (2)	2,097
Result from net monetary position (3)	(409)

Balance as of December 31, 2020	678,306

Proceed from loans	25,713
Payments of loans	(47,468)
Payments of interest	(17,663)
Accrued interest (1)	16,199
Net exchange differences and translation	58,757
Result from debt exchange	(1,855)
Result from net monetary position (3)	(74)

Balance as of March 31, 2021	711,915

(1)	Includes capitalized financial costs.
(2)	See Note 20 to the annual consolidated financial statements.
(3)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

Exchange of NO

In the context of the foreign exchange restrictions established by Communication “A” 7,106 of the BCRA (see Note 34.k to the annual consolidated financial statements) and after formal consultation to the BCRA, which was answered by the negative, with respect to possibility of complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NOs with maturity in 2021 (see Note 20 to the annual consolidated financial statements), and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NOs (the “Existing Negotiable Obligations”, see Note 20 to the annual consolidated financial statements), for new Classes XVI, XVII and XVIII NOs (the “New Negotiable Obligations”) denominated in dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NOs.

The New Negotiable Obligations contain usual covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NOs are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NOs remains outstanding.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

21. LOANS (Cont.)

On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NOs and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NOs. With such results, and taking into account that the refinancing of principal and interest of all Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free exchange market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NOs that were not exchanged at their maturity. In addition, the BCRA authorized access to the foreign exchange market for the payment of all Class VIII NOs due in March 2021 in the amount of approximately US$ 9 million.

Therefore, on February 12, 2021, and March 1 (closing date for late participation of Class XLVII NOs holders), YPF issued new Class XVI, XVII and XVIII NOs for a total principal amount of US$ 775.8 million, US$ 747.8 million and US$ 575.6 million, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

•	Class XLVII NO for a principal amount of US$ 247.3 million.

•	Class XXVIII NO for a principal amount of US$ 656.4 million.

•	Class XIII NO for a principal amount of US$ 201.7 million.

•	Class XXXIX NO for a principal amount of US$ 368.2 million.

•	Class LIII NO for a principal amount of US$ 190.7 million.

•	Class I NO for a principal amount of US$ 101.0 million.

•	Class LIV NO for a principal amount of US$ 213.4 million .

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NOs as a debt modification according to IFRS 9 due to the instruments subject to exchange were not substantially different. As a result of the transaction, YPF recognized a profit of 1,855.

Issuance of NOs

On February 26, 2021, the Company issued (i) Class XIV Additional NOs denominated in dollars and payable in pesos at the applicable exchange rate, at a 2% fixed interest rate, due December 4, 2023 for a principal amount of US$ 75.6 million and (ii) Class XIX NOs denominated in purchase value units (“UVA” for its acronym in Spanish), at a 3.5% fixed interest rate, due 42 months after the issuance and settlement date, for a principal amount of UVA 60.5 million.

22.	OTHER LIABILITIES

	March 31, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	737	771	710	711
Liabilities for contractual claims(1)	691	7,113	2,250	7,250
Miscellaneous	1	1,203	1	1,101

	1,429	9,087	2,961	9,062

(1)	See Note 15 and 33.f to the annual consolidated financial statements.

23.	ACCOUNTS PAYABLE

	March 31, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Trade payable and related parties(1)	686	158,897	682	136,930
Guarantee deposits	39	791	28	766
Payables with partners of JO	233	7,649	—	5,080
Miscellaneous	—	1,601	—	1,607

	958	168,938	710	144,383

(1)	For more information about related parties, see Note 36.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

24.	REVENUES

	For the three-month period ended March 31,
	2021	2020
Sales of goods and services	240,122	178,928
Government incentives(1)	3,244	2,125
Turnover tax	(8,476)	(6,383)

	234,890	174,670

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

•	Breakdown of revenues

•	Type of good or service

	For the three-month period ended March 31, 2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	81,214	—	—	81,214
Gasolines	—	55,010	—	—	55,010
Natural Gas (1)	—	298	26,910	—	27,208
Crude Oil	—	1,173	—	—	1,173
Jet fuel	—	5,181	—	—	5,181
Lubricants and by-products	—	8,870	—	—	8,870
Liquefied Petroleum Gas	—	7,737	—	—	7,737
Fuel oil	—	5,427	—	—	5,427
Petrochemicals	—	9,653	—	—	9,653
Fertilizers and crop protection products	—	9,040	—	—	9,040
Flours, oils and grains	—	10,245	—	—	10,245
Asphalts	—	1,720	—	—	1,720
Goods for resale at gas stations	—	1,425	—	—	1,425
Income from services	—	—	—	1,280	1,280
Income from construction contracts	—	—	—	1,626	1,626
Virgin naphtha	—	1,479	—	—	1,479
Petroleum coke	—	2,869	—	—	2,869
LNG Regasification	—	—	51	—	51
Other goods and services	2,039	2,821	1,741	2,313	8,914

	2,039	204,162	28,702	5,219	240,122

	For the three-month period ended March 31, 2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	62,140	—	—	62,140
Gasolines	—	41,162	—	—	41,162
Natural Gas (1)	—	181	22,541	—	22,722
Crude Oil	—	1,528	—	—	1,528
Jet fuel	—	11,230	—	—	11,230
Lubricants and by-products	—	4,215	—	—	4,215
Liquefied Petroleum Gas	—	4,011	—	—	4,011
Fuel oil	—	2,099	—	—	2,099
Petrochemicals	—	6,038	—	—	6,038
Fertilizers and crop protection products	—	2,781	—	—	2,781
Flours, oils and grains	—	4,116	—	—	4,116
Asphalts	—	653	—	—	653
Goods for resale at gas stations	—	1,261	—	—	1,261
Income from services	—	—	—	851	851
Income from construction contracts	—	—	—	2,283	2,283
Virgin naphtha	—	2,316	—	—	2,316
Petroleum coke	—	1,095	—	—	1,095
LNG Regasification	—	—	1,318	—	1,318
Other goods and services	843	1,669	3,268	1,329	7,109

	843	146,495	27,127	4,463	178,928

(1)	Includes 21,606 and 16,528 corresponding to sales of natural gas produced by the Company for the three-month period ended March 31, 2021 and 2020, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

24.	REVENUES (Cont.)

•	Sales Channels

	For the three-month period ended March 31, 2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	94,227	—	—	94,227
Power Plants	—	5,728	9,004	—	14,732
Distribution Companies	—	—	2,681	—	2,681
Retail distribution of natural gas	—	—	4,891	—	4,891
Industries, transport and aviation	—	33,892	10,334	—	44,226
Agriculture	—	31,009	—	—	31,009
Petrochemical industry	—	12,666	—	—	12,666
Trading	—	9,340	—	—	9,340
Oil Companies	—	11,817	—	—	11,817
Commercialization of liquefied petroleum gas	—	2,844	—	—	2,844
Other sales channels	2,039	2,639	1,792	5,219	11,689

	2,039	204,162	28,702	5,219	240,122

	For the three-month period ended March 31, 2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	73,729	—	—	73,729
Power Plants	—	—	4,565	—	4,565
Distribution Companies	—	—	4,080	—	4,080
Retail distribution of natural gas	—	—	5,641	—	5,641
Industries, transport and aviation	—	30,612	8,436	—	39,048
Agriculture	—	14,625	—	—	14,625
Petrochemical industry	—	6,624	—	—	6,624
Trading	—	11,028	—	—	11,028
Oil Companies	—	5,901	—	—	5,901
Commercialization of liquefied petroleum gas	—	1,478	—	—	1,478
Other sales channels	843	2,498	4,405	4,463	12,209

	843	146,495	27,127	4,463	178,928

•	Target Market

Sales contracts in the domestic market resulted in 213,287 and 154,273 for the three-month period ended March 31, 2021 and 2020, respectively.

Sales contracts in the international market resulted in 26,835 and 24,655 for the three-month period ended March 31, 2021 and 2020, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	March 31, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Credits for contracts included in Trade Receivables	12,895	115,624	15,505	98,832
Contract assets	—	394	—	871
Contract liabilities	—	5,799	—	6,824

Contract assets are mainly related to the work carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, diesel and natural gas, among others.

During the three-month period ended on March 31, 2021 and 2020 the Group has recognized 5,241 and 2,668, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the fiscal year.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

25.	COSTS

	For the three-month period ended March 31,
	2021	2020
Inventories at beginning of year	100,137	80,479
Purchases	63,976	44,395
Production costs(1)	136,802	112,471
Translation effect	8,635	6,300
Adjustment for inflation(2)	324	108
Inventories at end of the period	(111,343)	(97,839)

	198,531	145,914

(1)	See Note 26,
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

26.	EXPENSES BY NATURE

The Group presents the condensed interim consolidated financial statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the three-month period ended March 31, 2021 and 2020:

	For the three-month period ended March 31, 2021
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	10,891	2,777	1,651		107	15,426
Fees and compensation for services	1,003	2,831	476		2	4,312
Other personnel expenses	2,715	193	105		8	3,021
Taxes, charges and contributions	2,551	145	4,851	(1)	—	7,547
Royalties, easements and canons	15,852	—	19		25	15,896
Insurance	1,863	97	30		—	1,990
Rental of real estate and equipment	1,827	9	346		—	2,182
Survey expenses	—	—	—		—	—
Depreciation of property, plant and equipment	57,733	1,299	1,843		—	60,875
Amortization of intangible assets	851	179	12		—	1,042
Depreciation of right-of-use assets	3,960	3	251		—	4,214
Industrial inputs, consumable materials and supplies	7,137	80	128		—	7,345
Operation services and other service contracts	7,149	178	933		5	8,265
Preservation, repair and maintenance	15,141	393	481		7	16,022
Unproductive exploratory drillings	—	—	—		—	—
Transportation, products and charges	6,370	49	6,005		—	12,424
Provision for doubtful trade receivables	—	—	1,315		—	1,315
Publicity and advertising expenses	—	773	91		—	864
Fuel, gas, energy and miscellaneous	1,759	119	1,408		5	3,291

	136,802	9,125	19,945		159	166,031

(1)	Includes 3,068 corresponding to export withholdings.
(2)

Includes 94 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 194 corresponding to fiscal year 2020 and to approve the approximate sum of 463 as fees with respect to fees and remunerations for the fiscal year 2021.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 412.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

26.	EXPENSES BY NATURE (Cont.)

	For the three-month period ended March 31, 2020
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	9,043	2,293	1,348		55	12,739
Fees and compensation for services	710	2,043	367		64	3,184
Other personnel expenses	2,438	234	134		12	2,818
Taxes, charges and contributions	2,361	97	2,709	(1)	—	5,167
Royalties, easements and canons	11,895	—	20		19	11,934
Insurance	1,052	67	149		—	1,268
Rental of real estate and equipment	2,633	14	389		—	3,036
Survey expenses	—	—	—		288	288
Depreciation of property, plant and equipment	41,692	747	1,197		—	43,636
Amortization of intangible assets	540	120	9		—	669
Depreciation of right-of-use assets	4,545	—	207		—	4,752
Industrial inputs, consumable materials and supplies	5,524	15	78		22	5,639
Operation services and other service contracts	7,618	190	758		208	8,774
Preservation, repair and maintenance	14,265	388	357		11	15,021
Unproductive exploratory drillings	—	—	—		13	13
Transportation, products and charges	6,221	—	4,464		—	10,685
Provision for doubtful trade receivables	—	—	917		—	917
Publicity and advertising expenses	—	275	105		—	380
Fuel, gas, energy and miscellaneous	1,934	266	668		24	2,892

	112,471	6,749	13,876		716	133,812

(1)	Includes 1,578 corresponding to export withholdings.
(2)

Includes 23 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2020, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 83 corresponding to fiscal year 2019 and to approve the approximate sum of 123 as fees with respect to fees and remunerations for the fiscal year 2020.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 297.

27.	OTHER NET OPERATING RESULTS

	For the three-month period ended March 31,
	2021	2020
Result for sale of participation in areas (1)	—	6,356
Lawsuits	(754)	(48)
Insurance	—	458
Miscellaneous	478	617

	(276)	7,383

(1)	See Note 3 to the annual consolidated financial statements.

28.	NET FINANCIAL RESULTS

	For the three-month period ended March 31,
	2021	2020
Financial income
Interest income	4,440	1,655
Exchange differences	17,738	18,550
Financial accretion	169	601

Total financial income	22,347	20,806

Financial loss
Interest loss	(17,201)	(14,703)
Exchange differences	(8,940)	(11,726)
Financial accretion	(6,182)	(3,705)

Total financial costs	(32,323)	(30,134)

Other financial results
Results on financial assets at fair value with changes in results	1,557	(2,680)
Results from derivative financial instruments	(282)	(33)
Result from net monetary position	2,555	1,420
Result from debt exchange (1)	1,855	—

Total other financial results	5,685	(1,293)

Total net financial results	(4,291)	(10,621)

(1)	See Note 21.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

29.	INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of March 31, 2021 and December 31, 2020, and expenses for the three-month period ended on March 31, 2021 and 2020, of JO and other agreements in which the Group participates are as follows:

	March 31, 2021	December 31, 2020
Noncurrent assets(1)	307,318	282,381
Current assets	6,153	6,122

Total assets	313,471	288,503

Noncurrent liabilities	23,001	21,136
Current liabilities	26,472	21,574

Total liabilities	49,473	42,710

	For the three-month period ended March 31,
	2021	2020
Production cost	24,838	21,197
Exploration expenses	29	10

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

30.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of March 31, 2021, is 3,926 and 7 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2021, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 30, 2021 and approved the financial statements of YPF for the fiscal year ended December 31, 2020, and additionally, approved the following resolution in relation to the allocation of retained earnings as of December 31, 2020: a) to completely eliminate the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments; b) to partly absorb accumulated losses in retained earnings up to 13,184 against the amounts corresponding to the released reserves for up to such amount.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

31.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month period ended March 31,
	2021	2020
Net (loss) / income	(2,066)	6,212
Average number of shares outstanding	392,567,068	392,385,589
Basic and diluted earnings per share	(5.26)	15.83

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

32.	ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 31 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2021 are described below:

•	Maxus Liquidating Trust Claim

On April 1, 2021, a conference was held in relation to the Motion to Disqualify, at which the parties submitted their respective arguments.

On April 6, 2021, the Bankruptcy Court denied the Motion to Disqualify filed by YPF and ordered the parties to file a new procedural schedule by April 16, 2021.

On April 20, 2021, YPF appealed the decision of the Bankruptcy Court rejecting the Motion to Disqualify presented by YPF. On the same date, the Bankruptcy Court adopted the procedural schedule proposed by the parties with certain adjustments, ordering that the discovery of facts should be concluded on August 16, 2021 and the discovery of experts on December 17, 2021.

As the process moves forward, and given the complexity of the claims and the evidence to be produced by the parties, the Company will continue reassessing the status of the case and its impact on the Group’s results and financial position.

The Company, together with the other Companies that are part of the Claim, will defend itself in compliance with the applicable legal procedures and available defenses.

33.	CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 32 to the annual consolidated financial statements.

33.a) Contingent liabilities

The recent events of the three-month period ended on March 31, 2021 are described below:

33.a.1) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”)

Judicial process in Spain

On March 17, 2021, the Constitutional Court denied the appeal for constitutional protection filed by YPF on September 3, 2020, grounded on sections 41 and 44 of the Organic Law of the Constitutional Court, against the order entered on May 20, 2020 by the Provincial Court of Madrid for considering that such order violated YPF’s fundamental right to effective judicial protection. On April 12, 2021, the appeal for constitutional protection filed by Argentina against the same court order was also denied.

As the process moves forward, and given the complexity of the claims and the evidence to be produced by the parties, the Company will continue reassessing the status of the case and its impact on the Group’s results and financial position.

The Company will defend itself in compliance with the applicable legal procedures and available defenses.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

34.	CONTRACTUAL COMMITMENTS

34.a) Agreement of extension of concessions or exploration permits

•	Río Negro

Loma Negra and La Yesera

On March 30, 2021, YPF jointly with its partners CAPEX S.A., Metro Holding S.A. and Corporación Financiera Internacional in Loma Negra area, and, additionally, San Jorge Energy S.A, in La Yesera area, executed agreements with the Province of Río Negro for the extension of the exploitation concessions of the mentioned areas for ten years, until 2034 and 2037, respectively. On April 20, 2021, such extension agreements were ratified by Provincial Decrees No. 345/2021 and No. 346/2021, respectively.

The extension agreement for La Yesera area provides an option for YPF to extend such concession, whereby the Company has a term of 90 days to exercise this option, otherwise YPF’s interest in the exploitation concession of La Yesera area will terminate in 2027.

35.	MAIN REGULATIONS AND OTHER

Main regulations and others are described in Note 34 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2021 are described below:

35.a) Natural gas regulations

•	Natural gas and LNG exports

On April 27, 2021, SE Resolution No. 360/2021 was published in the BO, setting new terms and conditions for the Authorization Process for Natural Gas Exports (the “Process”), for exports of natural gas through pipelines, its liquefaction in the country and its subsequent export as LNG. Besides, it repealed SGE Resolution No. 417/2019 which regulated the authorization process for natural gas exports, UHaF Resolution No. 284/2019, which established the operating procedure for natural gas exports when the domestic supply was at risk (useful cutbacks), and the reference to tariff item subject to registration under paragraph 2711.19.10 of section 3 of SRH Resolution No. 241/2017, related to LNG exports.

Such Process establishes the UHaF is the enforcement authority, and, among other things:

i.

Modifies the classification of authorizations, establishing the following categories: a) firm Plan exports; b) firm GasAr Plan additional injection exports; c) firm basin surplus exports; d) interruptible exports (only granted once firm GasAr Plan exports are covered); e) operational exchange exports; and f) assistance agreement exports;

ii.

Establishes that IEASA (as administrator of the country’s natural gas and LNG exports) and the entities representing a final demand segment (CAMMESA, generators, distributors, subdistributors, industries and CNG) will be considered “interested third parties” in relation to export requests;

iii.

Establishes that volumes requested for exports in firm condition which are finally authorized for export will be deducted from the maximum daily quantity of the contracts executed under the GasAr Plan between CAMMESA and producers authorized to make exports; and that CAMMESA may agree with such producers, the delivery of all or part of the volumes deducted at the tendered prices (affected by the respective adjustment factors), if the demand so requires;

iv.

Regulates the process to approve GasAr Plan firm exports and establishes that the enforcement authority will process these new requests with priority over any other request in firm or interruptible condition;

v.	Establishes that the enforcement authority may determine a “useful cutback” on interruptible exports in the event of lack of supply of the domestic market;

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

vi.

Establishes that the enforcement authority may suspend or declare the expiration of export authorizations due to defaults on: (a) the injection commitments undertaken as base injection under the Plan GasAr, which may cause the exclusion of the producer from such Plan, and (b) the contractual commitments with distributors, CAMMESA and/or IEASA undertaken under the GasAr Plan.

35.b) Natural gas production incentive programs

•	Stimulus Program for Investments in Natural Gas Production Developments for Non-Conventional Reservoirs

On February 24, 2021, the Company filed motions for reconsideration against SE Resolutions No. 19 and 89, 2020 (corresponding to the Aguada Pichana Este concession), SE Resolutions No. 249, 60, 238, 49, 46, 445, 277 and 461, 2020 (corresponding to the Aguada Pichana Oeste—Aguada de Castro concession), SE Resolution No. 127/2020 (corresponding to the Estación Fernández Oro concession) and SE Resolutions No. 46, 180 and 11, 2020 (corresponding to La Ribera I and II concession), requiring the admission of those motions, the recalculation of the economic compensations based on the volumes requested by YPF and their payment plus the interests accrued until the payment date.

On March 26, 2021, the Company filed motions for reconsideration against SE Resolutions No. 135/2021, 58/2021 and 444/2020 (corresponding to the Aguada Pichana Este concession), SE Resolution No. 59/2021 (corresponding to the Aguada Pichana Oeste—Aguada de Castro concession) and SE Resolution No. 134/2021 (corresponding to La Ribera I y II concession).

As of the date of these condensed interim consolidated financial statements, the motions for reconsideration filed by the Company are pending resolution by the SE.

•	Plan for the Promotion of Argentine Natural gas Production – Supply and Demand Scheme 2020-2024 (“GasAr Plan”)

On March 4, 2021, AFIP’s General Resolution No. 4,939/2021 was published in the BO, establishing a procedure for the registration, application and assignment of tax credit certificates, under the securities system established in Item 40 of Annex to Decree No. 892/2020, with the purpose of ensuring the payment of the compensation to be borne by the Argentine Government defined in Item 33 of the aforementioned tax credit certificate and in compliance with the provisions of section 89 of Law No. 27,591. This General Resolution establishes that: (i) these certificates represent tax credits in U.S. dollars; (ii) these certificates may be applied to the cancellation of tax liabilities by way of tax return and advance payments, compensatory or penalty interest, fines and other charges, but are not applicable to tax withholdings by third parties; (iii) the partial use is authorized if the tax liability to be cancelled is lower; and (iv) the assignment of these certificates is admitted provided they were not partially used.

On April 9, 2021, due to roadblocks by health workers in the Province of Neuquén which affected the continuity of operations, YPF notified the SE the existence of an event of force majeure under the GasAr Plan. For the same reason, on April 27, 2021, YPF notified its clients that such roadblocks could affect the gas injection capacity to an undefined extent in the following weeks. On April 28, 2021, the roadblock affecting the operations ceased and the affected activities gradually resumed.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

35.c) Regulatory requirements applicable to the petroloeum liquid gas industry

•	Benchmark prices for the butane commercialization chain

On April 6, 2021 SE Resolution No. 249/2021 was published in the BO, which (i) modified the subsidy amount per bottle to be granted to beneficiaries of the Household Program, for them to continue paying the price effective as of July 1, 2019 for each LPG bottle consumed for residencial use, ii) established the maximum benchmark prices for producers of butane/mixture and propane for residential use to be bottled in 10, 12 and 15 kg bottles; iii) established the maximum benchmark prices of LPG bottles of 10, 12 and 15 kg for fractionators, distributors and retailers, updating the values established in Annexes I and II to SE Resolution No. 70/15, as amended; iv) established the maximum deviations from the maximum benchmark price in each jurisdiction specified in Annex III to SE Resolution No. 70/15; and v) established the subsidy amount per bottle provided in SE Resolution No. 49/2015.

35.d) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a)	CNV General Resolution No. 873

On November 27, 2020, General Resolution No. 873/2020 was published in the BO, simplifying the filing of financial information. The main simplifications for entities filing financial information based on the IFRS are mentioned below:

- For information to be filed on a quarterly basis:

i) the filing of financial statements of companies over which the issuer exercises control, joint control or significant influence may be replaced with the disclosure in a Notes to the financial statements of the issuer of such entities’ information, in compliance with the applicable rules and regulations in force for each case. If this option is exercised, the issuer will make available such financial statements, if so requested by the public.

ii) consolidated and separate (individual) financial statements for interim periods may be filed as condensed statements, as provided for in IAS 34.

- Section 12 of Chapter III, Title IV of the Rules of CNV (N.T. 2013 as amended) was repealed.

- Information required in Exhibits may be disclosed in Notes.

b)	CNV General Resolution No. 622

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent—Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 b.1 of Title VII, Chapter II, of the CNV Rules, “Settlement and Clearing Agent—Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of March 31, 2021, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 18. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 b.1 of the aforementioned regulations.

c)	CNV General Resolution No. 629 and No. 813

Due to General Resolution No. 629/2014 and No. 813/2019 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

i. AdeA S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

ii. File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of March 31, 2021 and December 31, 2020 and transactions with the mentioned parties for the three-month period ended March 31, 2021 and 2020.

	March 31, 2021				December 31, 2020
	Other receivables	Trade receivables	Accounts payable	Contract liabilities	Other receivables	Trade receivables	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	2,763	1,074	1,306	—	12	641	484	—
MEGA	—	2,938	230	—	—	2,650	261	—
Refinor	—	758	192	—	—	577	75	—
YPF EE	398	1,476	2,554	146	389	794	2,504	56
OLCLP	8	—	154	—	79	7	168	—
Sustentator S.A.	—	—	3	—	—	—	2	—

	3,169	6,246	4,439	146	480	4,669	3,494	56

Associates:
CDS	—	148	10	—	—	144	10	—
YPF Gas	65	470	138	—	51	322	180	—
Oldelval	—	1	592	—	—	1	450	—
Termap	—	—	244	—	—	—	182	—
OTA	13	—	11	—	12	—	9	—
OTC	9	—	—	—	8	—	—	—
GPA	—	—	122	—	—	—	25	—
Oiltanking	—	1	360	—	—	1	304	—
Gas Austral S.A.	—	34	—	—	—	23	1	—

	87	654	1,477	—	71	491	1,161	—

	3,256	6,900	5,916	146	551	5,160	4,655	56

	For the three-month period ended March 31,
	2021			2020
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
Profertil	1,267	1,809	—	893	666	—
MEGA	4,450	116	—	3,912	554	—
Refinor	1,792	482	—	487	146	—
Sustentator S.A.	—	3	—	—	—	—
YPF EE	1,403	1,709	—	656	1,165	—
OLCLP	16	251	—	14	141	—

	8,928	4,370	—	5,962	2,672	—

Associates:
CDS	139	—	—	425	—	—
YPF Gas	772	104	—	504	74	2
Oldelval	3	795	—	55	650	3
Termap	—	455	—	—	289	—
OTA	1	62	—	—	2	—
GPA	—	465	—	—	308	—
Oiltanking	1	592	—	1	353	—
Gas Austral S.A.	73	—	—	51	—	—

	989	2,473	—	1,036	1,676	5

	9,917	6,843	—	6,998	4,348	5

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		March 31, 2021	December 31, 2020	For the three-month period ended March 31,
Customers / Suppliers	Ref.			2021	2020
SGE	(1) (16)	6,934	12,607	—	—
SGE	(2) (16)	2,753	3,330	876	699
SGE	(3) (16)	792	—	900	—
SGE	(4) (16)	225	228	61	10
SGE	(5) (16)	253	240	—	—
SGE	(6) (16)	625	625	—	138
SGE	(7) (16)	449	440	89	84
SGE	(8) (16)	6,354	6,126	—	—
Ministry of Transport	(9) (16)	1,640	2,802	1,318	1,332
CAMMESA	(10)	13,928	7,098	13,526	4,211
CAMMESA	(11)	(1,658)	(983)	(1,447)	(1,038)
IEASA	(12)	5,803	5,998	346	1,221
IEASA	(13)	(2,760)	(2,640)	(44)	(43)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	6,309	6,009	1,740	3,996
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(15)	(168)	—	(133)	—

(1)	Benefits for the Stimulus Programs for the Additional Injection of Natural Gas.
(2)	Benefits for the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs.
(3)	Benefits for the Plan for the Promotion of Argentine Natural Gas Production (“GasAr Plan).
(4)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks
(5)	Benefits for the Household Program (Programa hogares con garrafa).
(6)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(7)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(8)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. See Note 34.f to the annual consolidated financial statements.

(9)	The compensation for providing diesel to public transport of passengers at a differential price.
(10)	The provision of fuel oil and natural gas.
(11)	Purchases of energy.
(12)	Sale of natural gas, LNG and provision of regasification service of LNG in Escobar.
(13)	The purchase of natural gas and crude oil.
(14)	The provision of jet fuel.
(15)	Purchase of miles for YPF Serviclub Programm.
(16)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing, investing and insurance transactions with entities related to the national public sector.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030, and Treasury Bills, classified as “Investments in financial assets”. See Note 6 to the annual consolidated financial statements.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. During the three-month period ended March 31, 2021 and 2020, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 9,372 and 6,096, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of March 31, 2021 and December 31, 2020 amounts to 10,742 and 6,462, respectively. See Note 33.b to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the three-month period ended March 31, 2021 and 2020:

	For the three-month period ended March 31,
	2021	2020
Short-term employee benefits(1)	229	137
Share-based benefits	25	44
Post-retirement benefits	11	6
Termination benefits	11	27

	276	214

(1)	Does not include Social Security contributions of 35 and 32 for the three-month period ended March 31, 2021 and 2020, respectively.

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 35 and 40 for the three-month period ended March 31, 2021 and 2020, respectively.

ii.	Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs was 1,019 and 576 for the three-month period ended March 31, 2021 and 2020, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 119 and 147 for the three-month period ended March 31, 2021 and 2020, respectively.

During the three-month period ended on March 31, 2021 and 2020, the Company has not repurchased its own shares.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

38.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	March 31, 2021				December 31, 2020
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total
Noncurrent assets
Other receivables
U.S. dollar	8		91.80	755	27		83.95	2,233
Bolivian peso	7		13.19	92	7		12.06	84
Trade receivables
U.S. dollar	41		91.80	3,802	98		83.95	8,221

Total noncurrent assets				4,649				10,538

Current assets
Other receivables
U.S. dollar	204		91.80	18,684	176		83.95	14,762
Euro	3		107.64	271	3		103.07	259
Chilean peso	9,100		0.13	1,183	9,242		0.12	1,109
Yen	105		0.83	87	105		0.81	85
Bolivian peso	14		13.19	184	14		12.06	168
Pound sterling	—	(2)	126.58	19	1		114.22	143
Trade receivables
U.S. dollar	693		91.80	63,637	657		83.95	55,196
Chilean peso	5,054		0.13	657	7,108		0.12	853
Euro	14		107.64	1,509	—	(2)	103.07	2
Investments in financial assets
U.S. dollar	97		91.80	8,942	118		83.95	9,882
Cash and cash equivalents
U.S. dollar	142		91.80	13,039	126		83.95	10,593
Chilean peso	1,354		0.13	176	608		0.12	73

Total current assets				108,388				93,125

Total assets				113,037				103,663

Noncurrent liabilities
Provisions
U.S. dollar	2,027		92.00	186,508	1,991		84.15	167,542
Lease liabilities
U.S. dollar	284		92.00	26,164	274		84.15	23,069
Loans
U.S. dollar	6,357		92.00	584,876	6,129		84.15	515,765
Other liabilities
U.S. dollar	16		92.00	1,428	35		84.15	2,960
Accounts payable
U.S. dollar	3		92.00	301	3		84.15	275

Total noncurrent liabilities				799,277				709,611

Current liabilities
Provisions
U.S. dollar	41		92.00	3,773	40		84.15	3,367
Chilean peso	585		0.13	76	575		0.12	69
Taxes payable
Chilean peso	2,700		0.13	351	1,375		0.12	165
Salaries and social security
U.S. dollar	9		92.00	808	9		84.15	731
Lease liabilities
U.S. dollar	250		92.00	23,010	263		84.15	22,093
Loans
U.S. dollar	906		92.00	83,323	1,436		84.15	120,839
Chilean peso	2,969		0.13	386	2,958		0.12	355
Other liabilities
U.S. dollar	99		92.00	9,087	108		84.15	9,062
Accounts payable
U.S. dollar	928		92.00	85,355	831		84.15	69,942
Euro	29		108.10	3,180	17		103.53	1,770
Chilean peso	5,054		0.13	657	6,400		0.12	768
Yen	454		0.83	377	384		0.82	315
Pound sterling	—		118.84	—	—	(2)	113.81	25

Total current liabilities				210,383				229,501

Total liabilities				1,009,660				939,112

(1)	Exchange rate in force at March 31, 2021 and December 31, 2020 according to BNA.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

39.	SUBSEQUENT EVENTS

Repurchase of NOs

On April 19 and April 21, 2021, YPF has repurchased Class XI NOs for a total amount of 1,215, equal to a nominal value of US$ 13.6 million, which will be held in the Company’s portfolio. Such NOs were issued by the Company in May 2020 under the Frequent Issuer Program, maturing in November 2021. The repurchase has been made at an average price equivalent to 96.25% of their nominal value.

As of the date of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s Shareholders’ equity, the net comprehensive income or their disclosure in Notes to the financial statements for the period ended as of March 31, 2021, should have been considered in the same under the IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 18, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer